

Mail Stop 3561

August 24, 2016

Kimberly A. Dang
Vice President and Chief Financial Officer
Kinder Morgan, Inc.
1001 Louisiana Street, Suite 1000
Houston, TX 77002

   Re: **Kinder Morgan, Inc.**
       Form 10-K for the year ended December 31, 2015
       Filed February 16, 2016
       File No. 001-35081

Dear Ms. Dang:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ James Allegretto

         James Allegretto
         Senior Assistant Chief Accountant
         Office of Consumer Products